UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934


                                    LADD FURNITURE
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                       50573920
                                    (CUSIP Number)

                                  December 31, 1997
               (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [x]       Rule 13d-1(b)

                    [ ]       Rule 13d-1(c)

                    [ ]       Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





     CUSIP No. 50573920              SCHEDULE 13G                    Page 2 of 6



       1   Name Of Reporting Person       VERISSIMO RESEARCH & MANAGEMENT, INC.

           IRS Identification No. Of Above Person

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
           N/A
                                                                      (b)  [ ]

       3   SEC USE ONLY


       4   Citizenship Or Place Of Organization

                                 California, United States

                          5    Sole Voting Power

                                                   410,000
         NUMBER OF
          SHARES          6    Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH                                -0-
         REPORTING
        PERSON WITH       7    Sole Dispositive Power

                                                   410,000

                          8    Shared Dispositive Power

                                                     -0-

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          410,000

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                        [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                           5.28%

       12   Type Of Reporting Person*

                                             IA





     CUSIP No. 50573920              SCHEDULE 13G                    Page 3 of 6



       1   Name Of Reporting Person                             RONALD S. SLOAN

           IRS Identification No. Of Above Person

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
           N/A
                                                                      (b)  [ ]

       3   SEC USE ONLY


       4   Citizenship Or Place Of Organization

                                       United States

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF
          SHARES          6    Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH                              410,000
         REPORTING
        PERSON WITH       7    Sole Dispositive Power

                                                     -0-

                          8    Shared Dispositive Power

                                                   410,000

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          410,000

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                        [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                           5.28%

       12   Type Of Reporting Person*

                                             IN






             CUSIP No. 50573920           13G            Page 4 of 6 Pages




             Item 1(a).     Name of Issuer.

                       Ladd Furniture (the "Issuer").

             Item 1(b).     Address of Issuer's Principal Executive
                            Offices.

                       One Plaza Center-Box HP3
                       High Point, NC  27261-1500

             Item 2(a).     Names of Persons Filing.

                       Verissimo Research & Management, Inc.
                       ("Verissimo"), Ronald S. Sloan.

             Item 2(b). Address of Principal Business Office or, if none, Residence.

                       The business address of Verissimo and Ronald S. Sloan is 775 Baywood Drive, #314, Petaluma, CA 94954.

             Item 2(c).     Citizenship.

                       Verissimo is a California corporation and Ronald S. Sloan is a citizen of the United States.

             Item 2(d).     Title of Class of Securities.

                       Common Stock ("Common Stock").

             Item 2(e).     CUSIP Number.

                       50573920

             Item 3.   Type of Reporting Person.

                       Verissimo is an investment advisor registered under
                       Section 203 of the Investment Advisers Act of 1940. Ronald S. Sloan is its president and its sole shareholder.






             CUSIP No. 50573920           13G            Page 5 of 6 Pages





             Item 4.   Ownership.

                       Reference is hereby made to Items 5-9 and 11 of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

             Item 5.   Ownership of Five Percent or Less of a Class.

                       Not applicable.

             Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                       Verissimo is deemed to be the beneficial owner of the securities listed in Items 5-9 and 11 of page 2 of this Schedule 13G pursuant to separate arrangements whereby it acts as investment advisor to certain persons. Each person for whom Verissimo acts as investment advisor has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements. Ronald S. Sloan may be deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page three (3) of this Schedule 13G due to his positions as the President of, and his ownership position in, Verissimo.

             Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                       See Item 4 above.

             Item 8.   Identification and Classification of Members of the
                       Group.

                       Not applicable.

             Item 9.   Notice of Dissolution of Group.

                       Not applicable.

             Item 10.  Certification.

                            By signing below, each of the undersigned
             certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in






             CUSIP No. 50573920           13G            Page 6 of 6 Pages




             the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                       Signatures

                       After reasonable inquiry and to the best of my
             knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        VERISSIMO RESEARCH & MANAGEMENT, INC.


                                        By:  /s/ Ronald S. Sloan
                                             ________________________________
                                        Title:    President
             DATED:  February 13, 1998


                                        /s/ Ronald S. Sloan
                                        _____________________________________
                                        RONALD S. SLOAN
             DATED:  February 13, 1998